SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                ATTORNEYS AT LAW


                                                                 October 7, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention:        John Reynolds, Assistant Director
                  Susann Reilly, Attorney
                  Office of Emerging Growth Companies

         Re:      Spongetech Delivery Systems, Inc.
                  Form SB-2 filed May 6, 2005
                  File No. 333-123015

Ladies and Gentlemen:

         The following responses address the comments of the reviewing Staff of the Commission (the "Staff") as set forth in its letters dated August 1, 1005 and August 3, 2005 relating to the Registration Statement on Form SB-2 (the "Registration Statement") of Spongetech Delivery Systems, Inc. ("Spongetech" or the "Company"). On behalf of the Company, we respond as follows.


 General

1. Please provide us supplementally with the documentation indicating your franchise taxes have been paid and that you have been reinstated as a corporation in Delaware. Include disclosure in the business section regarding your prior non-compliance and add a risk factor discussing the risk to the company if this were to occur again. Also, please disclose the period during which you were delinquent in your taxes and discuss the impact being voided by the state of Delaware had on your corporation. Were any shares of common stock issued while you were voided? If so, what is the status of those shares under state law. We may have further comment.

Response

         The Company has added a disclosure in the business section regarding its failure to pay its franchise taxes and its subsequent payment of the outstanding amounts. In addition the


                                      SRFF
             1065 AVENUE OF THE AMERICAS | NEW YORK, NEW YORK 10018
                 T 212 930 9700 | F 212 930 9725 | WWW.SRFF.COM

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Company has added a risk factor discussing the risks if this were to occur again. We are furnishing you supplementally with the documentation evidencing payment of the outstanding franchise taxes in Delaware. An aggregate of 17,758,636 shares were issued during the period when the Company was delinquent in the payment of its franchise taxes. Pursuant to Section 312(e) of the Delaware Corporation Law, the filing of the Certificate of Renewal and Revival of The Certificate of Incorporation of Spongetech, renewed and revived the Company with the same force and effect as if its Certificate of Incorporation was not voided. Such reinstatement validated all contracts, acts, and matters, done and performed by the officers and agents of the Company within the scope of its Certificate of Incorporation during the time the Company was voided.


2. Please advise us of the reasons for the differences in the following statements, make any necessary revisions to the prospectus and indicate in your response letter the location of each revision. The first and second are in Amendment 5 of your previous SB-2 filing (333-10925), which you subsequently withdrew. The first is on page 25 under "Certain Related Party Transactions." The second is on page 27 under "Principal Stockholders?' The third is in this July 5, 2005 Amendment 2 on page 23 in footnote 4 under "Certain Relations and Related Transactions":

         "Mr. Cohen, on March 1, 2004, transferred his interest in Nexgen Holdings to Joel Pensley";

         "(4) Joel Pensley owns 775,000 shares of our common stock and is the beneficial owner of Renegade Consulting, Inc. which owns 100,000 shares and Nexgen Holdings, Inc. which owns 2,791,000 shares"; and

         "Mr. Cohen, on November 22, 2004, transferred his interest in Nexgen Holdings to The Rubin Family irrevocable Stock Trust."

         Also, ensure that you include in the disclosure in this prospectus any required information regarding Joel Pensley, or anyone else, including, but not necessarily limited to, that which is required even for persons no longer affiliated with the registrant, such as the following: a person who is not an executive officer but who is expected by the small business issuer to make a significant contribution to the business; or a promoter whose transactions with the registrant must be disclosed in this filing. See Item 401(b) and Item 404(d) of Regulation S-B.

Response

         The following statement which appears in the subject Registration Statement is factually accurate and is supported by the stock certificates and transfer documentation maintained by the Company's Transfer Agent:

         "Mr. Cohen, on November 22, 2004, transferred his interest in Nexgen Holdings to The Rubin Family irrevocable Stock Trust."

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         The prior statements which were contained in the Registration Statement
(333-10925) which was subsequently withdrawn by the Company, was prepared by prior counsel (upon information and belief) but were incorrect, as the transfer to Joel Pensley never occurred.

         There are no other persons with respect to whom the Company is required to make disclosure pursuant to Item 401(b) and Item 404(d) of Regulation S-B. Messrs Pensley and Cohen do not have ongoing relationships with the Company. Mr. Pensley was prior counsel to Mr. Cohen and Nexgen Acquisitions VIII before the merger of Nexgen Acquisitions, VIII and the Company in 2002. Such persons have no role with the Company at this time, nor is it contemplated that they will in the future. Management, as disclosed in the Prospectus consists of Messrs. Moskowitz, Metter, Lazauskas and Monahan.


3. Throughout the registration statement, please distinguish between the shares of the registrant in this offering and those of the selling shareholders. For example, it is necessary to revise foot note "1" to the table on the cover page, in view of the fact that a part of this offering" consists of selling shareholder sales:

         "1) No underwriting discount or commission will be paid to any person in connection with this Offering. Upon completion of this Offering, the entire proceeds of this Offering will be received by the Company."

Response

         The Registration Statement has been revised in accordance with your comment.

Cover Page

4. We reissue prior comment 4. Please limit the prospectus cover page to one page, including the footnotes. Also, please avoid repetition.

Response

         The Registration Statement has been revised in accordance with your comment.


5. Explain the reference in the table to the maximum of $500,000 and the minimum of $2 million.

Response

         The Registration Station has been revised to reflect a minimum of $500,000 and a maximum of $2,000,000.


6. We note the statement that the company in is sole discretion may accept subscriptions for less than $25,000. Please explain the criteria to be used in making

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         this determination. Also, please explain how you have a minimum subscription amount if management may accept less. We may have further comment.

Response

         The Registration Statement has been revised to reflect that the Company will not accept subscriptions of less than $5,000 from each investor.

7. Please provide footnotes one and two in the table directing readers to the footnotes, as you have done for footnote three.

Response

         The Registration Statement has been revised to insert footnotes one and two in the table in accordance with your comment.

8. Highlight the cross-reference to the risk factors section by prominent type or in another manner, as required by Item 501(a)(5) of Regulation S-B.

Response

         The Registration Statement has been revised in accordance with your comment to highlight the cross reference to the risk factors section by prominent type.

Our Corporate History, page 1

9. Please disclose the following in this section, in the "Corporate Background" section on page 11, in the "Business" section, on page 16, and elsewhere, as appropriate: the date your corporation was voided by the State of Delaware for overdue taxes and the date it was reinstated.

Response

         Disclosure has been made in the "Corporate Background" section on page 11, in the "Business" section, on page 16, the date the Corporation was voided by the State of Delaware and the date it was reinstated.


Risk Factors, page 4


10. We reissue prior comment 14. Please avoid the generic conclusion you reach in several risk factors that the risk could cause your business to suffer or would have a material adverse affect or negative affect on your business. Instead, replace this language with specific disclosure of how your business and operations would be affected. We direct your attention to risk factors 1, 3, 5, 8, 10, 12, 13, 15, and 18.

                                       4
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Response

         We have revised the risk factors in accordance with your comment.

11. Revise risk factor 17 to discuss the risk that if your common stock is listed on the OTC Bulletin Board and selling shareholders can sell at market prices, they may undercut the price the company is offering its shares, which must be sold at a fixed price for the duration.

Response

         Risk factor 17 has been revised in accordance with your comment.

Use of Proceeds, page 8

12. We repeat our prior comment 16. Please provide greater disclosure regarding the use of proceeds allocated to working capital.

Response

         We have revised the Registration Statement to provide greater disclosure of the use of proceeds allocated to working capital.

Dilution, page 9

13. Please explain the statement that you assume the offering price of $.25 for all calculations in the dilution section. Also, please revise similar disclosure in the capitalization section.

Response

         The Registration Statement has been revised to disclose that all calculations are based upon an offering price of $.25.

Management Discussion and Analysis, page 11
Liquidity and Capital Resources, page 14

14. We reissue prior comment 19. Please consider providing an executive overview to focus on the known trends, events and uncertainties that are critical to your business.

Response

         The Registration Statement has been revised.

Plan of Operations, page 13

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15.      Please cite the publication or report which contains the Clean link information. Also, provide us with copies of the report supplementally.

Response

         The Registration Statement has been revised in accordance with your comment. We are providing you with the Cleanlink information supplementally.


16. In the second paragraph of this section provide the estimated expenses.

Response

         The second paragraph of the Plan of Operations has been revised to include the estimated costs to the Company of (A) attending the auto show in Las Vegas, Nevada in November 2005, (B) engaging sales representatives between the date of the Registration Statement and November 2005; and (C) pursuing licensing arrangements between the date of the Registration Statement and May 2006.


17. Please provide in greater detail the milestones the company plans to take in the next twelve months to commence sales.

Response

         The Registration Statement has been revised to provide greater detail of the Company's current plans to commence sales in the next twelve months.

18. We note the statement on page 30 that management believes its products provide significant benefits compared to current competitive offerings due to the fact that they provide customers with the option of purchasing an all-in-one, multi-use product." Disclose the basis for this statement or remove.

Response

         The Registration Statement has been revised to disclose that management believes its products provide significant benefits compared to current competitive offerings based upon the fact the Company's products are the only products that provide customers with an all in one product that can be used several times. Current competitive offerings provide products which are for one time use only.

19. We note the disclosure that officers, directors and affiliates may provide funding until the offering is completed. Disclose whether any individuals have agreed to provide such finding. If so, disclose the material terms of the arrangement and file any written agreements as exhibits. Also, state whether there is a maximum amount that may be provided.

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Response

         The officers, directors and affiliates of the Company have agreed to pay all costs which are incurred by the Company in connection with the filing of the Registration Statement. There are no formal agreements with respect to the advance of such costs to the Company. Also, there is no maximum amount that may be provided to the Company but its officers, directors and affiliates.

20. We reissue prior comment 26. Please disclose your plan of operations if you arc unable to raise even the minimum in this offering.

Response

         The Registration Statement has been revised to disclose that if the Company is unable to raise even the minimum in this offering, the Company will be forced to curtail or cease our business and operations.

21. You have stated that your licensor has orally agreed to manufacture the children's bath foam sponge. Please disclose the material terms of the agreement.

Response

         There is no formal agreement with the Company's licensor to manufacture the children's bath foam sponge. The product is still in the research and development state. Management contemplates that it will enter into an agreement with Dicon upon finalization of the bath sponge.

Liquidity and Capital Resources, page 14

22. Please update the current cash balance as of the most recent practicable date. Also, please disclose the date of the cash balance.

Response

         The current cash balance has been updated as of October 6, 2005.

23. We reissue prior comment 27. Please disclose how long you can currently satisfy your cash requirements.

Response

         The Registration Statement has been revised to disclose that the Company can satisfy its cash requirements for the next twelve months.

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Legal Proceedings, page 19

24. Please explain your relationship to Westgate. We note the statement that Westgate was your former "factor." Please clarify. Also, please explain the facts underlying the proceeding.

Response

         The Registration Statement has been revised to disclose the nature of the Company's relationship to Westgate and to explain the facts underlying the proceeding.

Management, page 19

25. We note the Forms 8-K filed by Azurel Ltd. filed June 16, 2004, July 26, 2004 and July 26, 2005 which is signed by Mr. Moskowitz as the CEO. Please revise the disclosure in the management section to disclose the continued affiliation with Azurel. Please supplementally provide the amount and percent of share ownership in Azurel by Messrs. Metter, Moskowitz and Lazauskas as of the most recent practicable date. This would include any shares held through their affiliates or spouses or minor children. Please disclose your plans regarding the reporting status of Azurel. We may have further comment.

Response

         The Registration Statement has been revised to reflect that Mr. Moskowitz was elected as CEO and President of Azurel on July 25, 2005. We are supplementally providing you with the amount and percent of share ownership in Azurel by Messrs. Metter, Moskowitz and Lazauskas as of the most recent practicable date. The Company has no plans with respect to the reporting status of Azurel. The business of the Company is not in any way related to Azurel.

Security Ownership of Certain Beneficial Owners and Management, page 24

26. We note the decrease in shares held by Messrs. Metter and Lazauskas.

Response

         The share ownership of Messrs. Metter and Lazaukas that appears in the Registration Statement filed on July 5, 2005 is incorrect. The ownership of Messrs. Metter and Lazaukas was erroneously based on incorrect mathematical calculation. The ownership of Messrs. Metter and Lazauskas as set forth in the prior drafts of the Registration Statement is a true and accurate reflection of the current ownership of Messrs. Metter and Lazauskas.

27. Please advise us regarding the transaction(s) that resulted in this decrease in shares held by these individuals. We may have further comment.

Response

         As set forth above in Response 26, there was no decrease in the ownership of Messrs. Metter and Lazauskas.

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28.      We note the disclosure in footnote 5. Revise the ownership table to attribute ownership of the shares held by spouses to the corresponding officers or directors. Refer to Securities Act Release No. 33-4819 ("a person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children").

Response

         The ownership table was revised to attribute to Mr. Metter, the ownership of 1,665,000 shares which are held by Deborah Metter, Michael Metter's wife, through D.L. Investments, Inc. Mr. Metter disclaims beneficial ownership of these shares.

Shares Eligible for Future Sale, page 29

29. We reissue prior comment 40. Please provide disclosure in. this section regarding the Division's position as expressed in an interpretive letter to the NASD-Regulation which indicates we believe that those securities held by promoters or affiliates of a blank check company and their transferees can be resold only through a registered offering. See the letter to Ken Worm dated January21, 2000.

Response

         The Registration Statement has been revised to disclose the position of the Securities and Exchange Commission that those securities held by promoters or affiliates of a blank check company and their transferees can be resold only through a registered offering.

Plan of Distribution, page 21

30. We repeat our prior comment 46 requesting that you disclose that you will file a post-effective amendment if you retain a broker who may be deemed an underwriter after effectiveness of this registration statement.

Response

         The Registration Statement has been revised to disclose that the Company will file a post-effective amendment if it retains a broker who may be deemed an underwriter after effectiveness of the Registration Statement.

31. We reissue prior comment 41. Please clarify in this section that the offering of securities by the company will be conducted only through those individuals specifically named in this section. We note the statement that currently the two named individuals will offer the securities on the company's behalf.

Response

         The Registration Statement has been revised to clarify that the offering by the Company will be conducted solely through Messrs. Metter and Moskowitz.

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32.      We note the statement that if you do not raise the minimum you anticipate officers and directors providing the expenses associated with this offering. Please state whether any of these individuals have agreed to provide such funding. If so, please disclose the material terms and tile any written agreements as exhibits. If not, please disclose and indicate how you plan to pay these expenses if these individuals do not provide funding. We may have further comment.

Response

         The Company's officers, directors and affiliates have agreed to pay the expenses incurred by the Company in connection with the offering, including attorneys and accountants fees and SEC filing fees. There are no formal or written agreements with respect to the advance of funds to the Company by its officers, directors and affiliates for payment of said costs.

Outside Back Cover Page

33. The outside back over page should be relocated after the financial statements, which arc included as part of the prospectus.

Response

         The outside back cover has been relocated after the financial statements.


Recent Sales of Unregistered Securities, page II-2

34. We have reviewed your response to our prior comment 51. In light of the fact that you filed this registration statement on February 25, 2005, you must disclose any private offerings occurring on or after February 25, 2002, including, but not necessarily limited to, the issuance of shares to 33 individuals from February to May 2002 and the issuance of 10,000 shares of common stock to Robert Sonfield. Please do so. Please ensure that you provide all the information required by Item 701 of Regulation S-B for each offering.


Response

         Disclosure has been made of all private offerings occurring on or after February 25, 2002. Please note that there was a clerical error in the calculation of the number of investors in the offering. The number of investors is 30 individuals and not 33.

35. We repeat our prior comment 52 since the issuance occurred within the three-year period. Please add back the May 2002 issuance of 40,000 shares to four investors that was removed in the last amendment.

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Response

         The May 2002 issuance of 40,000 shares to four investors that was removed in the last amendment was added back to the Registration Statement.

36. We repeat our prior comment 53. Please disclose the value of the consideration provided when shares were issued for services.

Response

         The value of the consideration provided when shares were issued for services has been disclosed.

37. Please disclose in this section your supplemental response to our prior comment 54.

Response

         The Registration Statement has been revised to disclose our supplemental response to your prior comment 54.

Exhibits

38. We repeat our prior comments 55 and 56. All exhibits are subject to staff review and should be filed as soon as practicable to allow sufficient time for such review.

Response

         The Company will file all exhibits simultaneously with this filing, or shortly thereafter. The Company will file a validly executed escrow agreement as such time as the Company is advised that there are no additional comments to the Registration Statement. Because of the Company's cash position, the Company is unable to execute the Escrow Agreement, prior to such time, which requires the payment of a fee of $1,250 upon execution.

August 3, 2005 Letter

General

1. Include a currently dated consent of the independent auditor with any amendment to the registration statement. You should also update the financia1 statements through May 31, 2005. Refer to the updating requirements of Item 310(g) of Regulation S-B.

Response

         A current dated consent of the consent of the independent auditor with any amendment. In addition the Company is filing financial statements through May 31, 2005.

Financial Statements

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Note 6-Contingencies, Page 12

2. Revise to provide full disclosure concerning the Westgate litigation. We note the disclosure in Legal Proceedings on page 19 concerning the default judgment and counterclaim. In addition, provide management's assessment of the effect of an adverse outcome in terms of the financial statements taken as a whole. Refer to SPAS 5 and SAB Topic 5.Y.

Response

         Note 6 of the Financial Statements has been revised to provide full disclosure of the Westgate litigation.

         Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.


                                                        Sincerely,


                                                        /s/ Richard A. Friedman

                                                        Richard A. Friedman